Exhibit 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2009	2008
Revenues	3,124	1,834
Cost of sales, selling, marketing, general and administrative expenses	(2,378)	(1,435)
Depreciation	(253)	(121)
Amortization	(119)	(62)
Operating profit	374	216
Net other expense (note 7)	(1)	(26)
Net interest (expense) income and other financing costs (note 8)	(96)	39
Income taxes	(49)	(34)
Tradeweb ownership interests, net of tax (note 15)	(4)	(2)
Earnings from continuing operations	224	193
Earnings from discontinued operations, net of tax (note 9)	4	1
Net earnings	228	194
Dividends declared on preference shares	(1)	(2)
Earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares	227	192

EARNINGS PER SHARE (note 11)
Basic earnings per share:
From continuing operations	$0.27	$0.30
From discontinued operations	-	-
Basic earnings per share	$0.27	$0.30

Diluted earnings per share:
From continuing operations	$0.27	$0.30
From discontinued operations	-	-
Diluted earnings per share	$0.27	$0.30

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED BALANCE SHEET
(unaudited)

(millions of U.S. dollars)	March 31, 2009	December 31, 2008
ASSETS
Cash and cash equivalents	1,251	841
Accounts receivable, net of allowances	1,760	1,780
Prepaid expenses and other current assets	926	952
Deferred income taxes	100	100
Current assets	4,037	3,673
Computer hardware and other property, net	1,480	1,555
Computer software, net	1,283	1,298
Identifiable intangible assets, net	8,406	8,596
Goodwill	19,044	19,348
Other non-current assets	1,493	1,550
Total assets	35,743	36,020

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Short-term indebtedness	5	13
Accounts payable and accruals	2,216	2,710
Deferred revenue	1,277	1,196
Current portion of long-term debt and finance lease obligations	664	672
Current liabilities	4,162	4,591
Long-term debt and finance lease obligations (note 16)	7,370	6,834
Other non-current liabilities	1,760	1,723
Deferred income taxes	2,769	2,674

Minority interest in equity of consolidated affiliate (note 15)	78	72

Shareholders’ equity
Capital	11,160	11,135
Retained earnings	10,966	10,969
Accumulated other comprehensive loss	(2,522)	(1,978)
Total shareholders’ equity	19,604	20,126
Total liabilities and shareholders’ equity	35,743	36,020
Contingencies (note 13)

 The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars)	2009	2008
Cash provided by (used in):

OPERATING ACTIVITIES
Net earnings	228	194
Remove earnings from discontinued operations	(4)	(1)
Add back (deduct) items not involving cash:
Depreciation	253	121
Amortization	119	62
Deferred income taxes	(11)	(53)
Other, net	54	88
Changes in working capital and other items (note 17)	(388)	(113)
Cash used in operating activities – discontinued operations (note 9)	-	(14)
Net cash provided by operating activities	251	284

INVESTING ACTIVITIES
Acquisitions, less cash acquired (note 14)	(20)	(123)
Proceeds from (payments for) disposals of discontinued operations, net of income taxes paid (note 9)	22	(53)
Proceeds from other disposals, net of income taxes paid	-	154
Capital expenditures, less proceeds from disposals	(193)	(108)
Other investing activities	(6)	(12)
Other investing activities of discontinued operations (note 9)	-	(7)
Net cash used in investing activities	(197)	(149)

FINANCING ACTIVITIES
Proceeds from debt (note 16)	609	1,679
Repayments of debt (note 16)	(3)	(400)
Net (repayments) borrowings under short-term loan facilities	(10)	354
Dividends paid on preference shares	(1)	(2)
Dividends paid on common and ordinary shares	(228)	(126)
Other financing activities, net	(2)	2
Net cash provided by financing activities	365	1,507
Translation adjustments	(9)	83
Increase in cash and cash equivalents	410	1,725
Cash and cash equivalents at beginning of period	841	7,497
Cash and cash equivalents at end of period	1,251	9,222

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited)

(millions of U.S. dollars)	Stated share capital (1)	Contributed surplus	Total capital	Retained earnings	Accumulated other comprehensive income (loss) (“AOCI”)	Total retained earnings and AOCI	Total
Balance, December 31, 2008	3,050	8,085	11,135	10,969	(1,978)	8,991	20,126
Opening balance adjustment for accounting change (note 5)	-	-	-	2	11	13	13
Balance January 1, 2009	3,050	8,085	11,135	10,971	(1,967)	9,004	20,139
Comprehensive income (loss):
Net earnings				228	-	228	228
Unrecognized net loss on cash flow hedges				-	(16)	(16)	(16)
Foreign currency translation adjustments				-	(511)	(511)	(511)
Net gain reclassified to income				-	(28)	(28)	(28)
Comprehensive income (loss)				228	(555)	(327)	(327)
Dividends declared on preference shares				(1)	-	(1)	(1)
Dividends declared on common shares and ordinary shares				(232)	-	(232)	(232)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	4	-	4	-	-	-	4
Effect of stock compensation plans	33	(12)	21	-	-	-	21
Balance, March 31, 2009	3,087	8,073	11,160	10,966	(2,522)	8,444	19,604

(millions of U.S. dollars)	Stated share capital (1)	Contributed surplus	Total capital	Retained earnings	AOCI	Total retained earnings and AOCI	Total
Balance, December 31, 2007	2,727	205	2,932	10,355	284	10,639	13,571
Comprehensive income:
Net earnings				194	-	194	194
Unrecognized net loss on cash flow hedges				-	(46)	(46)	(46)
Foreign currency translation adjustments				-	130	130	130
Comprehensive income				194	84	278	278
Dividends declared on preference shares				(2)	-	(2)	(2)
Dividends declared on common shares				(173)	-	(173)	(173)
Common shares issued under DRIP	47	-	47	-	-	-	47
Effect of stock compensation plans	11	8	19	-	-	-	19
Balance, March 31, 2008	2,785	213	2,998	10,374	368	10,742	13,740

(1) Includes common, ordinary and preference share capital.
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
 (unless otherwise stated, all amounts are in millions of U.S. dollars)

 Note 1: Summary of Business and Principles of Consolidation

General Business Description
Thomson Reuters operates under a dual listed company (“DLC”) structure and has two parent companies, Thomson Reuters Corporation and Thomson Reuters PLC (collectively, “Thomson Reuters”). Thomson Reuters Corporation (also referred to as the “Company”) is an Ontario, Canada corporation, and Thomson Reuters PLC is a public limited company registered in England and Wales. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. Thomson Reuters Corporation and Thomson Reuters PLC are separate publicly listed companies. Thomson Reuters Corporation common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and its Series II preference shares are listed on the TSX. Thomson Reuters PLC ordinary shares are admitted to the official list of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. Thomson Reuters PLC American Depositary Shares (“ADSs”), each of which represents six ordinary shares, are listed on the Nasdaq Global Select Market. The boards of the two companies are comprised of the same individuals, as are the companies’ executive management.

Principles of Consolidation
The unaudited interim consolidated financial statements of Thomson Reuters Corporation include the accounts of both Thomson Reuters Corporation and Thomson Reuters PLC, and their respective subsidiaries, and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  On April 17, 2008, The Thomson Corporation (“Thomson”) acquired Reuters Group PLC (“Reuters”) and was renamed Thomson Reuters Corporation.  The results of Reuters are included in the accounts of Thomson Reuters beginning on April 17, 2008, the closing date of the acquisition.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” are to British pounds sterling.

Note 2: Accounting Principles and Methods
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2008, as set out in Thomson Reuters 2008 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring accruals, considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements of the Company were prepared using the same accounting policies and methods as those used in the financial statements for the year ended December 31, 2008, except as described in note 5.

Note 3: Seasonality
Prior to the acquisition of Reuters, the Company’s revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Its operating margins historically increased as the year progressed. For these reasons, performance  was not comparable quarter to consecutive quarter and was best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, the seasonality of Thomson Reuters revenues and operating profits is now less pronounced.

Note 4: Acquisition of Reuters Group PLC
On April 17, 2008, Thomson acquired Reuters by implementing a DLC structure resulting in two parent companies, Thomson Reuters Corporation and Thomson Reuters PLC, operating the business of Thomson Reuters.  The operations of Reuters were combined with the former Thomson Financial segment to create a global leader in electronic information services, trading systems and news.  See note 1 for further details regarding the DLC structure.

Consideration
The acquisition was accounted for using the purchase method and the results of Reuters were included in the consolidated statement of earnings beginning on April 17, 2008, the closing date of the acquisition.

The components of the purchase consideration were as follows:

Cash (paid on May 1, 2008)	8,450
Ordinary shares, Thomson Reuters PLC (194,107,278 issued on April 17, 2008)	8,226
Reuters Group PLC options	195
Transaction costs	138
Total purchase consideration	17,009

Purchase price allocation

In allocating the purchase price, the Company recorded $13.4 billion of goodwill, $6.6 billion of identifiable intangible assets, $532 million of computer software relating to acquired developed technology, and $3.5 billion of net tangible liabilities.

For additional details on the acquisition of Reuters, see note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

Note 5: Changes in Accounting Policies

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Effective January 1, 2009, the Company adopted CICA Emerging Issues Committee (“EIC”) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), which provides further guidance on the determination of the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement.  EIC-173 requires that when determining the fair value of financial assets and financial liabilities, an entity should consider its own credit risk as well as the credit risk of the counterparty. This abstract is applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value.  As a result of this change in accounting policy, the Company recorded adjustments to the values of certain of its derivative instruments as of January 1, 2009.  These adjustments increased accumulated other comprehensive income $11 million, increased opening retained earnings $2 million, decreased other non-current assets $6 million, and decreased other non-current liabilities $19 million.

Goodwill and Intangible Assets
Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces CICA 3062 and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard provides more specific guidance on the recognition of internally developed intangible assets.  The adoption of CICA 3064 did not have a significant impact on the Company’s financial statements.

Transition to International Financial Reporting Standards from Canadian GAAP
In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) by 2011 to replace Canadian GAAP.  The Canadian securities regulatory authorities have approved Thomson Reuters application to early adopt IFRS in 2009.  The Company plans to adopt IFRS earlier than required because it can fulfill all of the Thomson Reuters public company reporting requirements using this single set of accounting standards.

Prior to the issuance of the Company’s quarterly report for the period ended June 30, 2009, the Company expects to amend its quarterly report for the period ended March 31, 2009 to present these interim financial statements and footnotes in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). In addition, the amended  first quarter 2009 report will include restated 2008 annual and quarterly financial statement information under IFRS, as well as reconciliations of equity and net earnings for the previously reported Canadian GAAP amounts.

Note 6:  Integration Program
In 2008, the Company announced an integration program directed at integrating the acquired Reuters business with the Thomson Financial business and capturing cost synergies across the new Thomson Reuters organization including shared services and corporate functions. The Company also continues to incur expenses for legacy transformational initiatives pursued prior to the acquisition. Because these are corporate initiatives, incremental expenses directed at capturing cost savings are reported within the Corporate and Other segment. The various initiatives are expected to be completed in 2011. The Company will incur restructuring costs, including severance and losses on lease terminations and other cancellations of contracts.

The following table presents the balances and activity of the Company’s liabilities for restructuring costs, which were included in accounts payable and accruals and other non-current liabilities, as at and for the three months ended March 31, 2009:

Type of Cost	Balance at January 1, 2009	Charges (1)	Utilization	Translation / Other	Balance at March 31, 2009
Severance	75	27	(25)	(4)	73
Lease cancellation	11	-	-	7	18
Total	86	27	(25)	3	91

(1)	Included in cost of sales, selling, marketing, general and administrative expenses.

In the three months ended March 31, 2009, the Company incurred $88 million of expenses associated with its integration program primarily consisting of severance and consulting expenses as well as costs associated within technology initiatives and branding.

In the three months ended March 31, 2008, the Company incurred $13 million of expenses related to legacy efficiency initiatives and primarily consisted of severance costs as well as consulting fees for a company-wide enterprise resource planning (ERP) system.

Note 7:  Net Other Expense
The components of net other expense included:

	Three months ended March 31,
	2009	2008
Net gains due to changes in foreign currency exchange rates	11	-
Net losses on derivative instruments	(14)	(26)
Equity in earnings of unconsolidated affiliates	2	-
Net other expense	(1)	(26)

Net gains due to changes in foreign currency exchange rates
For the three months ended March 31, 2009, the Company realized net gains from changes in foreign currency exchange rates on certain intercompany funding arrangements.  Foreign currency gains and losses on intercompany arrangements are recognized in earnings when such arrangements are settled or when they are not considered permanent in nature.

Net losses on freestanding derivative instruments
For the three months ended March 31, 2009, net losses on derivative instruments included realized net losses on freestanding derivatives and ineffectiveness on certain hedging derivative instruments.  For the three months ended March 31, 2008, net losses on derivative instruments included the loss on the fair value of British pound sterling call options acquired in the third quarter of 2007 as part of the Company’s hedging program to mitigate exposure to the $/£ exchange rate on the cash consideration paid for Reuters.

Note 8:  Net Interest (Expense) Income and Other Financing Costs
The components of net interest (expense) income and other financing costs include:

	Three months ended March 31,
	2009	2008
Interest income	3	110
Interest expense on short-term indebtedness	-	(6)
Interest expense on long-term debt	(99)	(65)
	(96)	39

Note 9:  Discontinued Operations
As of March 31, 2009 and March 31, 2008, discontinued operations reflected the results of PLM, a provider of drug and therapeutic information in Latin America, formerly managed within the Healthcare & Science segment. The Company continues to actively pursue the sale of this business. Additionally, results for discontinued operations included adjustments made in conjunction with expiration of past representations and warranty periods or reflected the refinement of earlier estimates.

“Proceeds from (payments for) disposals of discontinued operations, net of income taxes paid” within the consolidated statement of cash flow for the three months ended March 31, 2009 and 2008 represented cash paid for certain working capital adjustments and taxes.

Note 10:  Share Repurchase Program
The Company has repurchased shares from time to time. In April 2008, the Company commenced a $500 million share repurchase program, under which approximately 16.5 million Thomson Reuters PLC ordinary shares were ultimately repurchased through the program’s completion in July 2008. The Company subsequently repurchased an additional 0.9 million Thomson Reuters PLC ordinary shares at a cost of $21 million during the third quarter of 2008.  The Company did not repurchase any Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares in the three months ended March 31, 2009.  Additionally, the Company did not repurchase any Thomson Reuters Corporation common shares in the year ended December 31, 2008.

The following table summarizes the Company’s recent repurchase activities, which all related to Thomson Reuters PLC ordinary shares.

Three months ended	Shares Repurchased	Average Price per Share

March 31, 2008	--	--
June 30, 2008	15,645,535	$ 30.59
September 30, 2008	1,737,350	$ 24.68
December 31, 2008	--	--
March 31, 2009	--	--

Shares that are repurchased are cancelled.  Thomson Reuters may repurchase shares from time to time as part of its capital management strategy.  Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.  Thomson Reuters may repurchase shares in open market transactions on the TSX, London Stock Exchange or the NYSE.  Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.  From time to time when Thomson Reuters does not possess material nonpublic information about itself or its securities, Thomson Reuters may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with the applicable Canadian and English securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.  See note 20 for additional information.

Note 11:  Earnings per Share
Basic earnings per share was calculated by dividing earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares (collectively, “common and ordinary shares”) by the sum of the weighted-average number of common and ordinary shares outstanding during the period plus vested deferred share units.  Deferred share units represent the amount of Thomson Reuters Corporation common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities.  The Company uses the treasury stock method to calculate diluted earnings per share.

Earnings used in determining earnings per share from continuing operations are presented below.  Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	Three months ended March 31,
	2009	2008
Earnings from continuing operations	224	193
Dividends declared on preference shares	(1)	(2)
Earnings from continuing operations attributable to common and ordinary shares	223	191

The weighted-average number of common and ordinary shares outstanding, as well as a reconciliation of the weighted-average number of common and ordinary shares outstanding used in the basic earnings per share computation to the weighted-average number of common and ordinary shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,
	2009	2008
Weighted-average number of common and ordinary shares outstanding	827,717,093	639,134,691
Vested deferred share units	532,471	932,984
Basic	828,249,564	640,067,675
Effect of stock and other incentive plans	6,373,226	2,305,413
Diluted	834,622,790	642,373,088

Note 12:  Employee Benefit Plans
The Company’s net defined benefit plan expense is comprised of the following elements:

	Pensions		Other post- retirement plans
Three months ended March 31,	2009	2008	2009	2008
Current service cost	17	11	-	1
Interest cost	59	35	3	2
Expected return on plan assets	(63)	(38)	-	-
Amortization of net actuarial losses	1	4	-	1
Net defined benefit plan expense	14	12	3	4

Note 13: Contingencies

Lawsuits and Legal Claims
In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business.  The outcome of all of the proceedings and claims against the Company, including the matter described above, is subject to future resolution, including the uncertainties of litigation.  Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Taxes
The Company is subject to taxation in numerous jurisdictions, and significant judgment is required in determining tax liabilities.  There are many transactions and calculations for which the ultimate tax determinations are uncertain.  The Company maintains contingent liabilities that it believes appropriately reflect its risk with respect to tax positions under discussion, audit, dispute or appeal with tax authorities, or otherwise considered to involve uncertainty (commonly referred to as uncertain tax positions). The Company regularly assesses the adequacy of these liabilities. However, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.  In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the U.S. Internal Revenue Service notified the Company that it would challenge certain positions taken on its tax returns. Management does not believe that any material impact will result from this challenge. Contingent tax liabilities are reversed to income in the period in which management assesses that they are no longer required, when they are no longer required by statute, or when they are resolved through the normal tax dispute process. The Company’s contingency reserves principally represent liabilities in respect of the years 2002 to 2008.  It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2009 and 2012.

Note 14:  Acquisitions
The number of acquisitions completed during the three months ended March 31, 2009 and 2008 and the related cash consideration were as follows:

	Three months ended March 31,
	2009		2008
	Number of transactions	Cash consideration	Number of transactions	Cash consideration
Businesses and identifiable intangible assets acquired	7	19	3	93
Investments in businesses	-	1	1	30
	7	20	4	123

In 2008, these acquisitions included the purchase of TaxStream, a provider of income tax provision software for corporations. Investments in businesses reflected the purchase of a minority interest related to Tradeweb (see note 15) in January 2008.

The value of goodwill and identifiable intangible assets acquired in connection with these transactions is detailed below:

	Three months ended March 31,
	2009	2008
Goodwill	4	58
Identifiable intangible assets with finite lives	15	26

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition.  For acquisitions made during the three months ended March 31, 2009, the majority of the acquired goodwill is deductible for tax purposes, whereas for acquisitions made during the three months ended March 31, 2008, the majority of acquired goodwill is not deductible. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Note 15: Tradeweb
In January 2008, the Company formed a partnership with a consortium of nine global securities dealers to further expand Tradeweb, its electronic trading unit that is within the Markets Division.  The dealers invested $180 million to purchase a 15% stake in Tradeweb Markets and certain of the dealers will receive free services from Tradeweb Markets, which were valued at $26 million. Additionally, Thomson Reuters and the dealers funded an investment in asset class expansion through a new entity, Tradeweb New Markets. The Company’s contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. The Company owns 20% of Tradeweb New Markets and the consortium owns 80%.

Upon entering into the agreement, the Company deferred an initial pre-tax gain of $96 million associated with both the sale of its 15% interest and the commitment to deliver services as well as its contribution of assets to Tradeweb New Markets.  The gain will be deferred until fair values of the Company’s deliverables under the agreement are fixed or determinable.

Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, the Company will consolidate the results of Tradeweb Markets, reflecting the consortium’s share of earnings as a minority interest, and reflect its minority share in Tradeweb New Markets as an equity investment. After the merger, the accounting treatment for the Company’s investment will reflect its ultimate ownership stake and degree of control over the entity.

On the consolidated statement of earnings, “Tradeweb ownership interests, net of tax” reflects amounts related to the consortium’s minority interest in Tradeweb Markets and the Company’s equity earnings in Tradeweb New Markets. On the consolidated balance sheet, “Minority interest in equity of consolidated affiliate” reflects the consortium’s ownership of Tradeweb Markets.  The carrying value of the Company’s investment in Tradeweb New Markets is reported within “Other non-current assets.”

Note 16:  Financial Instruments

Indebtedness
In March 2009, the Company issued C$750 million principal amount of 6.00% notes due in March 2016.  Upon completion of this offering, the Company entered into two cross-currency swap agreements which converted the notes to $610 million at 6.915%. The net proceeds from this issuance were $609 million.

In the three months ended March 31, 2008, the Company borrowed approximately $1.7 billion under its revolving credit facility.

In February 2008, the Company repaid $400 million principal amount of notes upon their maturity.

Hedging Program for Reuters Consideration
As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the $/£ exchange rate, the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2.3 billion and various strike prices approximating $2.05/£1.00. The Company recorded a loss of $26 million in the three months ended March 31, 2008 as a result of expiration of certain of these options and changes in fair value. The fair value of the remaining options, which expired in April 2008, was not significant at March 31, 2008.

Additionally, after completion of the sale of Thomson Learning in 2007, the Company invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. As of March 31, 2008, the balance in these funds, which were included in the Company’s consolidated balance sheet as cash and cash equivalents, totaled approximately £3 billion. These funds were subsequently utilized to fund a portion of the cash consideration paid to former Reuters shareholders.

Treasury Locks
In November 2007, the Company entered into two treasury lock agreements with a total notional amount of $800 million in anticipation of the issuance of debt securities during 2008. The agreements were intended to offset changes in future cash flows attributable to fluctuations in interest rates and were designated as cash flow hedges. The fair value of the treasury lock agreements represented a loss of $51 million at March 31, 2008, which was recorded in accumulated other comprehensive income. Upon the issuance of debt securities in June 2008, the Company settled the agreements for a loss of approximately $5 million, which will be amortized to interest over the 10 year term of the related debt.

Note 17:  Supplemental Cash Flow Information
Details of “Changes in working capital and other items” are:

	Three months ended March 31,
	2009	2008
Accounts receivable	4	129
Prepaid expenses and other current assets	(16)	(34)
Accounts payable and accruals	(440)	(317)
Deferred revenue	90	91
Income taxes	26	34
Other	(52)	(16)
	(388)	(113)

For the three months ended March 31, 2008, the Company recorded a deferred gain on the sale of its 15% interest in Tradeweb Markets and its contribution of assets to Tradeweb New Markets (see note 15).

Note 18:  Related Party Transactions
As of March 31, 2009, Woodbridge had a voting interest in Thomson Reuters of approximately 55%, based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters.

Transactions with Woodbridge
From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of the Company’s product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2008, the total amount charged to Woodbridge for these services was approximately $330,000.

Thomson Reuters purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. These premiums were approximately $80,000 in 2008, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. The Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

Transactions with Investments in Affiliates and Joint Ventures
The Company enters into transactions with its investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services. For the three months ended March 31, 2009, these services were valued at approximately $2 million.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $1 million for the three months ended March 31, 2009.

The Company’s Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake. For the three months ended March 31, 2009, the Company recognized revenues of $4 million related to these services.

In connection with the acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. Thomson Reuters follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs related to 3XSQ Associates for the three months ended March 31, 2009 were approximately $9 million for rent, taxes and other expenses.

Other Transactions
In February 2005, the Company entered into a contract with Hewitt Associates Inc. (“Hewitt”) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2008, the Company paid Hewitt $11 million for its services. Steven A. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Note 19: Segment Information
Thomson Reuters is the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through its global operations, Thomson Reuters delivers this must-have insight to the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.

Effective April 17, 2008, upon closing the Reuters acquisition, Thomson Reuters organized itself into two divisions: Markets, which consists of the Company’s financial businesses, and which is a combination of the businesses operated by Reuters and Thomson Financial prior to the closing; and Professional, which consists of the Company’s Legal, Tax & Accounting, Scientific and Healthcare segments previously operated by Thomson.

In the first quarter of 2009, the Professional division was reorganized into three segments: Legal, Tax & Accounting and Healthcare & Science. The Tax & Accounting segment now includes certain international businesses previously reported in the Legal segment. An intellectual property business that combines Professional division-wide capabilities related to patents, trademarks and standards is now managed within the Legal segment. The Healthcare & Science segment manages the Healthcare businesses as well as the operations of the former Scientific segment which serve the pharmaceutical, academic and government markets. Segment information for the three months ended March 31, 2008 was restated to reflect this organizational structure.

The reportable segments of Thomson Reuters are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Markets
Providing trading, investment management and enterprise automation solutions, decision support tools, financial market data and news services. Markets serves financial services professionals in various markets such as fixed income, foreign exchange, equities, commodities and energy as well as professionals in corporate, institutional, investment banking, and wealth management and the world’s media organizations.

Legal
Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Tax & Accounting
Providing integrated information and workflow solutions for tax and accounting professionals.

Healthcare & Science
Providing information and services to physicians, researchers, scientists and other information professionals in the healthcare, academic, scientific, corporate and government marketplaces.

	Three months ended March 31, 2009
Reportable segments	Revenues	Segment operating profit
Markets	1,854	337

Legal	834	241
Tax & Accounting	239	37
Healthcare & Science	198	23
Professional	1,271	301
Segment totals	3,125	638
Corporate and Other (1)	-	(145)
Eliminations	(1)	-
Total	3,124	493

	Three months ended March 31, 2008
Reportable segments	Revenues	Segment operating profit
Markets	565	110

Legal	839	233
Tax & Accounting	221	40
Healthcare & Science	213	26
Professional	1,273	299
Segment totals	1,838	409
Corporate and Other (1)	-	(131)
Eliminations	(4)	-
Total	1,834	278

(1)
Corporate and Other includes corporate expenses, certain share-based compensation costs,  certain fair value currency related adjustments and integration program costs (including legacy transformational initiatives). In 2008, Corporate and Other also included certain Reuters transaction costs.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit to measure the operating performance of its segments. Segment operating profit is defined as operating profit before amortization of identifiable intangible assets and asset impairment charges. Management uses this measure because amortization of identifiable intangible assets and asset impairment charges are not considered to be controllable operating costs for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings.

	Three months ended March 31,
	2009	2008
Segment operating profit	493	278
Amortization	(119)	(62)
Operating profit	374	216

Note 20: Subsequent Events
In May 2009, Thomson Reuters announced that it had received approval from the Toronto Stock Exchange (TSX) to renew its Normal Course Issuer Bid (NCIB) for Thomson Reuters Corporation common shares for an additional 12-month period. Under the bid, up to 15 million common shares may be repurchased in open market transactions on the TSX or the New York Stock Exchange between May 13, 2009 and May 12, 2010. As required by English law, Thomson Reuters is seeking shareholder approval at its annual general meeting to be held on May 13, 2009 to renew its buyback authority for up to approximately 27.2 million Thomson Reuters PLC ordinary shares.